Exhibit (h)(62)

EXPENSE REIMBURSEMENT AGREEMENT

EXPENSE REIMBURSEMENT AGREEMENT, by and between Ivy Funds Distributor, Inc. (“IFDI”) and Waddell & Reed Services Company, doing business as WI Services Company (“WISC”), and Ivy Funds, on behalf of the series indicated in Appendix A hereto (each, a “Fund,” and, collectively, the “Funds”).

WHEREAS, Ivy Funds, a Delaware statutory trust, is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-ended management investment company of the series type, and each Fund is a series of Ivy Funds; and

WHEREAS, Ivy Funds and IFDI and/or WISC have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of each Fund at a level below the level to which each Fund may normally be subject;

NOW THEREFORE, the parties hereto agree as follows:

1.	Reimbursement of Expenses.

1.1

Applicable Reimbursement Level and Term of Reimbursement.   For the period from October 1, 2015 through January 31, 2017, to the extent that the total annual ordinary operating expenses of Class Y shares of any Fund exceeds the total annual ordinary operating expenses of the Class A shares of that Fund, IFDI and/or WISC agrees to reimburse sufficient 12b-1 and/or shareholder servicing fees to ensure that the total annual ordinary operating expenses of such Class Y shares do not exceed the total annual ordinary operating expenses of the Class A shares of that Fund, as calculated at the end of each month (the “Reimbursement Amount”).

1.2

Payment of Reimbursement Amount.    To effect the expense reimbursement provided for in this Agreement, the Fund may offset the appropriate Reimbursement Amount against the 12b-1 and/or shareholder servicing fees payable under the 12b-1 Plan and/or the Shareholder Servicing Agreement. Alternatively, the Reimbursement Amount shall be paid monthly by IFDI and/or WISC within the first 10 days of each calendar quarter.

2.	Termination and Effectiveness of Agreement.

2.1	Termination. This Agreement shall terminate upon termination of the Fund’s 12b-1 Plan and/or the Shareholder Servicing Agreement or on January 31, 2017, whichever comes first.

2.2	Effectiveness. This Agreement shall be effective October 1, 2015.

3.	Miscellaneous.

3.1	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

3.2

Interpretation.  Nothing contained herein shall be deemed to require Ivy Funds or the Fund to take any action contrary to the Ivy Funds Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of Ivy Funds of its responsibility for and control of the conduct of the affairs of Ivy Funds or the Fund.

3.3

Definitions.    Any question of interpretation of any term or provision of this Agreement, including but not limited to the 12b-1 Plan and shareholder servicing fees, the computations of net asset values, and the allocation of expenses, having a counterpart or otherwise derived from the terms and provisions of the 12b-1 Plan, the Shareholder Servicing Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the 12b-1 Plan, the Shareholder Servicing Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of August 31, 2015.

IVY FUNDS

By:	/s/ Mara D. Herrington
Mara D. Herrington, Vice President

IVY FUNDS DISTRIBUTOR, INC.

By:	/s/ Thomas W. Butch
Thomas W. Butch, President

WADDELL & REED SERVICES COMPANY

By:	/s/ Derek D. Burke
Derek D. Burke, President

Appendix A

Ivy Apollo Multi-Asset Income Fund

Ivy Apollo Strategic Income Fund

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